UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35963
CUSIP Number: 64132K102

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

For Period Ended:        December 31, 2019

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

NeuBase Therapeutics, Inc.

Full Name of Registrant

Former Name if Applicable

700 Technology Drive

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15219

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NeuBase Therapeutics, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019 (the “Form 10-Q”), within the prescribed time period. As reported in the Company’s Current Report on Form 8-K filed on February 13, 2020 (the “Form 8-K”), the Company reached a determination to restate the Company’s unaudited condensed interim financial statements and related disclosures as of, and for the three months ended, December 31, 2018, and as of, and for the three and six months ended March 31, 2019 (collectively, the “Fiscal 2019 Quarterly Financials”). In addition, as reported in the Form 8-K, due to the dismissal of the Company’s independent registered public accounting firm, the unaudited interim financial information to be presented in the Form 10-Q has not been reviewed by an independent registered public accounting firm under Statement of Auditing Standards 100. At this time, the Company cannot predict when it will be able to file the Form 10-Q. As such, the Company does not anticipate being able to file its Form 10-Q within five calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sam Backenroth	(646)	450-1790
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

2

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the Form 8-K, the Company is in the process of restating its Fiscal 2019 Quarterly Financials. Collectively, these changes in accounting treatment resulted in an increase in total operating expenses of approximately $0.8 million for the three months ended December 31, 2018, a decrease in intangible assets of $1.5 million at December 31, 2018 and March 31, 2019, a decrease in total operating expenses of $0.1 million for the three months ended March 31, 2019 and an increase in total operating expenses of $0.7 million for the six months ended March 31, 2019.

3

NeuBase Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2020	By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer

4